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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
               12(g) of the Securities and Exchange Act of 1934 or
            Suspension of Duty to File reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                          Commission File No. 333-62698
                          -----------------------------

GREENPOINT MORTGAGE SECURITIES INC. (as Sponsor under the Sale and Servicing Agreement dated November 1, 2001, providing for the issuance of the GreenPoint Home Equity Loan Trust, Series 2001-2, Class A-1, Class A-2 and Class A-3 Variable Rate Asset-Backed Notes)

                       GreenPoint Mortgage Securities Inc.
                    (Exact name as specified in its charter)


                              100 Wood Hollow Drive
                                 Doorstop #32210
                                Novato, CA 94945
                                 (415) 461-6790
                        (Address, including zip code and
                    telephone number, including area code, of
                    registrant's principal executive office)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [ ]     Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(1)(ii)      [ ]     Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(ii)      [ ]
       Rule 12g-4(a)(2)(ii)      [ ]     Rule 15d-6                [ ]
       Rule 12h-3(b)(1)(i)       [X]


         Approximate number of holders of record as of the certification or notice date:

                                     Six (6)

     Pursuant to the requirements of the Securities Exchange Act of 1934, GreenPoint Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 23, 2002                       GREENPOINT MORTGAGE SECURITIES INC.



                                            By:    /s/ Nathan Hieter
                                               ---------------------------------
                                            Name:  Nathan Hieter
                                            Title: Vice President